Algonquin Power & Utilities Corp. Announces Inaugural Asset Recycling Transaction

OAKVILLE, Ontario – October 3, 2022 – Algonquin Power & Utilities Corp. (TSX: AQN) (NYSE: AQN) ( “AQN” or the “Company”) today announced it has entered into an agreement to sell ownership interests in a portfolio of operating wind projects in the United States and Canada to InfraRed Capital Partners, an international infrastructure investment manager that is part of SLC Management, the institutional alternatives and traditional asset management business of Sun Life Financial Inc. (“InfraRed”).

This inaugural asset recycling transaction consists of the sale of a 49% ownership interest in three operating wind facilities in the United States totaling 551 MW of installed capacity (the “U.S. Facilities”) and an 80% ownership interest in a 175 MW operating wind facility in Canada. The U.S. Facilities consist of the Odell Wind Facility in Minnesota, the Deerfield Wind Facility in Michigan and the Sugar Creek Wind Facility in Illinois. The Canadian facility is the Blue Hill Wind Facility in Saskatchewan. AQN will continue to oversee day-to-day operations and provide management services to the facilities.

Total cash proceeds to AQN from this asset recycling transaction are expected to be approximately US$277 million for the U.S. Facilities and approximately C$107 million for the Blue Hill Wind Facility, subject to customary closing adjustments.

Through its ability to develop, manage construction and perform asset management services, upon closing AQN will have added incremental shareholder value from these four wind projects. This first asset recycling transaction highlights the value-creation potential of AQN’s greenfield pipeline of 3,800 MW of solar and wind projects and 1,700 MWh of storage projects announced at its December 2021 Investor Day. Asset recycling, leveraging the scale of AQN’s existing renewable energy portfolio, is a key component of the previously announced $12.4 billion capital plan from 2022 through the end of 2026.

“This announcement represents a meaningful step in achieving the objective set out at our 2021 Investor Day to partner with highly reputable institutional partners as we execute on our five-year capital program and our renewable energy growth agenda,” said Arun Banskota, President and Chief Executive Officer of AQN. “We are excited to be partnering with InfraRed, a global leader in the infrastructure and renewable energy market. We see strong alignment between InfraRed’s long-term investment strategy and cost of capital, and our renewable energy experience and focus on safety, reliability and accretive growth.”

Closing of the transaction is subject to receipt of certain regulatory approvals and other customary closing conditions. The transaction is expected to close in the fourth quarter of 2022. As a result of this transaction, and projected close by the end of 2022, the Company does not intend to issue any equity through the remainder of 2022 and has ceased issuances under its at-the-market equity program. Further, with the successful signing of this inaugural asset recycling transaction, the Company plans to evaluate further asset sales as a core part of its capital plan for 2023 and beyond.

CIBC Capital Markets acted as exclusive financial advisor to AQN.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $17 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions and value enhancing recycling of assets.

AQN's common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively. Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corprorate.Communications@libertyutilities.com
Telephone: (905) 465-4500

Caution Regarding Forward-Looking Statements
Certain written statements included herein constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). The words "will", "expects", "intends", "plans" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained herein include, but are not limited to, statements regarding: the purchase price for the transaction; capital expenditure plans; potential future asset recycling transactions and the benefits thereof; AQN’s greenfield pipeline; the timing of closing of the transaction; equity funding needs and intentions regarding future equity issuances. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their nature they rely upon assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's most recent annual and interim Management Discussion & Analysis and most recent Annual Information Form, filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.